

November 22, 2011

Via E-mail
Mr. William R. Fitzgerald
Chairman, President and Chief Executive Officer
Ascent Capital Group, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

      **Re:**     **Ascent Capital Group, Inc.**
                  **Form 10-K for Fiscal Year Ended December 31, 2010**
                  **Filed March 14, 2011**
                  **File No. 001-34176**

Dear Mr. Fitzgerald:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terry French for

                            Larry Spirgel
                            Assistant Director